AR/S
P.E. 12-31-02
TAYLAR CAPITAL
GROUP INC



ColeTaylor is Chicago's Business Bank   ColeTaylorBank 2002 Annual Report

ColeTaylor is Chicago's business bank. Our focus has been on serving small and mid-size businesses for more than 70 years. As an owner-operated company, we identify with both the challenges and opportunities inherent in running closely-held businesses. We help entrepreneurs thrive by anticipating their financial needs and responding with a personal touch and first-hand understanding. ColeTaylor forges long-term relationships with customers and makes an organizational commitment to their success.



Bruce W. Taylor, President and Chief Executive Officer, and Jeffrey W. Taylor, Chairman, ColeTaylorBank

Management's Message

The Year In Review

The year 2002 was one in which ColeTaylorBank was proud to continue its longstanding tradition of serving Chicago area businesses and the people who own and manage them. Overall bank performance was good, in spite of the economic downturn. Total assets at December 31, 2002 approximated $2.5 billion, and net income for the year was $25.4 million, an increase of 12.8 percent over net income of $22.5 million in 2001. Commercial, real estate and consumer loans topped $1.8 billion in 2002, an increase of $137.8 million, or 7.9 percent, while deposits rose to $2.0 billion, representing an increase of 7.3 percent.

Key Initiatives in 2002

It was an exciting and productive year for ColeTaylor. Every move we made was designed to help us better serve our customers. Our major initiatives included:

- Redirecting additional resources to business banking by exiting our retail mortgage, trust and indirect consumer loan businesses
- Hiring outstanding new Bank executives including
  Chuck Ponicki (Business Banking);
  John Timmer (Relationship Banking); and
  Darius Gill (Chief Investment Officer)
- Introducing our Internet-based cash management solution
- Forging 150 new significant business relationships
- Increasing the size of our commercial loan portfolio by 10.5% to $1.4 billion
- Introducing our new ColeTaylorBank brand and launching a major advertising campaign

To maintain this progress, we will continue investing in our people, products, services, and locations.

One important investment will be in the form of the new corporate center we plan to occupy by the end of fourth quarter in 2003. Having our support staff at a single site will create greater synergy and foster an atmosphere that: leads to new and improved products and services; improves customer service by increasing efficiency; makes better use of ColeTaylor real estate; provides a more collegial environment for our employees; and allows for better deployment of technology.

Two of our other specific targets are:

- Continuing to expand our wealth management services for business owners, managers, and other professionals
- Deploying new technologies to serve customers even more effectively and improve our own efficiency

Chicagoland is a magnificent place to live and work. ColeTaylor's strong attachment to the entire metropolitan area has always extended past the business community and into the philanthropic community. Our commitment reaches beyond the people with whom we do business. We take pride in being good corporate citizens in Chicago at large and in specific neighborhoods and suburbs, and we continue to be involved in positive change and growth.

The ColeTaylor Difference

What is it that fuels our success? We believe it is much more than our competitive products and services. As an owner-operated company, we provide the intangible benefits that come with understanding the needs of family- and closely-held businesses. We walk in the same shoes and appreciate what is at stake, and we imbue our people with this sensitivity.

In 1929, our grandfather was involved in starting a bank that was founded by businesses for businesses. That legacy, focus, and experience continues today.

Customers who bank with us can count on responsive, personal attention; there is no bureaucratic banking maze here. We become immersed in the totality of a customer's business and customize our approach to the needs of each customer. This in-depth involvement allows us to create business relationships that are meaningfully different — associations that last for decades and generations.

Looking Ahead

As we move forward, ColeTaylor's on-going success will depend on a few key indicators:

- Growth in the number of business relationships we maintain
- Quality of the customer experience we create and the success of our customers
- Expertise and capabilities of our staff
- Preservation of asset quality and soundness

We are passionate about the city, about our company, and about delivering the highest level of service to our customers. We are deeply grateful to our employees, for they share our passion, and their dedication energizes us.

Our ability to reach our goals hinges on our capacity to help our customers succeed. We look forward to helping our customers create the future of their dreams. We feel like we are closer to the beginning of our journey as Chicago's business bank than the end. And there is nothing we would rather be doing at this time and in this place.



Bruce W. Taylor
President and Chief Executive Officer
ColeTaylorBank



Jeffrey W. Taylor
Chairman
ColeTaylorBank

Running a family-owned or owner-operated company takes tenacity. It requires uncommon dedication and the daily application of heart and soul. While ColeTaylor customers represent a broad cross section of industries, they share many of the same attributes. A deep sense of pride. An unwavering commitment to their clients and employees. And a vision of what is possible. They also face similar hurdles. As owner-operators ourselves, we understand the unique complexities of family- and closely-held businesses. We take great pride in serving our customers' day-to-day financial needs and in looking over the horizon to help them build the companies they envision.

ROSS GLICKMAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER
URBAN RETAIL PROPERTIES CO.

"We never assume we know our client's business. We educate ourselves about the company's opportunities and challenges so we can determine how they factor into the client's real estate needs. One way we get to know a client is by asking a lot of questions.

Urban Retail manages, markets, leases, and develops retail properties in 26 states and the District of Columbia. We currently oversee the management of more than 40 million square feet of regional malls, community centers, mixed-use developments, and unique commercial projects. In Chicago, Water Tower Place, 900 North Michigan, and Old Orchard Center are just a few of the landmark properties that we developed. Currently, we're involved in developing and managing a number of vertical urban retail projects across the country. These properties add value to a whole neighborhood, extending far beyond the specific asset; they increase the tax base and pump up the residential market. This business is all about relationships. It may sound cliché, but it's true. We're very "hands on" at the property level. Thanks to the strong relationships we've forged, our properties are 97 percent leased and occupied across the board, and that rate is significantly higher than the industry average."





"If you've had a mint lately, chances are very good that it was one of ours. We manufacture many products in the mint, cough drop, and candy roll categories.

DAVE BARNETT

PRESIDENT AND CHIEF EXECUTIVE OFFICER

F & F FOODS



Smith Brothers Cough Drops — one of the oldest trademarked brands in the United States — is one of our products. So is Sen-Sen, which is the country's oldest breath mint. About 50 percent of our business is marketed off-the-shelf under our F&F label. The other 50 percent is custom manufactured for private labels. We plan to do more and more on the private label side because that means we don't have to spend money on marketing to build a brand. We'd rather concentrate on what we do best, which is manufacturing. F&F has a reputation for high quality and on-time deliveries. Our continuing challenge is to find ways to do things better and faster, while keeping cost down at the same time. We're also constantly trying to anticipate what consumers want in terms of new flavors and products."







RICHARD GORMAN
PRESIDENT
MANIFESTO INC.

"Designing furniture is my passion. Making a living at what I love doing makes it even more rewarding. It's very flattering when someone buys one of your pieces.

When my wife, Barbara, and I opened Manifesto, our goal was to be a source for beautiful furniture and accessories. What we're selling is our taste. As one customer put it, we have a point of view. That view is elegant modern — people either like it or they don't. We're blessed with clients who are serious about furniture and want to find special pieces. Most of what you'll find in our showroom comes from Europe; about a third of the furniture is from my designs. Manifesto is an anomaly in the retail business; it's rare to offer clients in-house furniture design. After 17 years, I'm proud that we're going strong in a big market. We're doubling the size of our showroom and hope to double our revenues. This business lets me use both my left and right brain; I enjoy the challenge of running the company, and I still get to go home at night and draw."

MICHAEL ROSAS, PRESIDENT AND
HENRY GARDUNIO, VICE PRESIDENT
LATINO EXPRESS INC.



"He who masters the big industry problem should master the industry. In the school bus industry, the big problem is keeping good drivers. We have a very low turnover rate.



Latino Express is the only Latino-owned school bus company in the Midwest, and we're the largest in the United States. By 2005, Latinos will be the largest minority group in Chicago. We have 100 buses in the Chicago area, and we're looking to expand here, as well as outside the city and outside of Illinois. We plan to double our number of routes in the next three years. The sky is the limit for us. About 80 percent of our employees are Latino, and 75 percent of our drivers our bilingual; their ability to communicate with students and parents is critical. Our annual driver turnover rate is about three percent, which is very, very low in this industry. We give our drivers respect, a competitive wage, bilingual training, and the chance to work more hours through our special event charters. Driving a school bus is a part-time job, so the potential of earning more money through other driving opportunities is very attractive."



CARRIE ENGEN MARION
PRESIDENT
ENVISIONCARE ALLIANCE, INC.

"In the case management industry, effective coordination is where the rubber meets the road. We have multiple customers, and our job is to align everyone's interests and achieve the best outcome for the patient.

All of our cases deal with complicated, catastrophic medical conditions; nothing is easy. We're dealing with cancer, organ transplants, heart disease, severe traumas, and other life-threatening issues on a daily basis. It's exciting to be on the cutting edge of health care and at the forefront of the case management profession. This is still a relatively new industry, and EnvisionCare Alliance has been instrumental in helping to establish professional standards. We have to juggle a lot of variables and meet the needs of many different customers, including patients, family members, insurance providers, and health care professionals. The patients, of course, are the focal point. We establish strong relationships with them, and they recognize us as their advocates. There are many rewards in this business, but the ability to have a positive impact on patients' lives is at the top of the list."



ALLAN GRANE, PRESIDENT
PAUL GRANE, VICE PRESIDENT
GRANE TRANSPORTATION INDUSTRIES



"Our competitive advantage is that we provide one-stop supply chain support for our customers. We'll tailor virtually any of our services to meet a specific need. That kind of flexibility sets us apart."



Since deregulation of the industry, hundreds of trucking companies have gone out of business every year. Yet our company has grown an average of 12 to 17 percent each of the last eight years. A key factor in our success is that we serve as a partner to our clients, not merely as an arm. Grane Transportation is integral to their businesses. Through a hands-on ownership style, we've established deep levels of trust and long-term relationships. We're in at the highest levels of our customers' organizations, meeting regularly with their CEOs and senior management teams. As brothers, working together is both the best and the worst. But our strengths and weaknesses complement one another, and we're absolutely in lock-step when it comes to the big picture of running the business. We're in a growth mode right now, and there's a real buzz that comes with that."

JAMES MCNAUGHTON
CHIEF EXECUTIVE OFFICER
JAMES MCNAUGHTON BUILDERS, INC.

"What makes one entrepreneur more successful than another is being able to grind it out day after day with a smile. After almost 30 years, I still love building quality homes, and I believe it shows.

Our business has definitely changed over the years. We have a greater product mix, higher volume, and more discerning clients. The biggest challenge now is finding land at a fair price and navigating the permit and zoning process so we can keep product in the pipeline. The way we do business has changed, but the way we build homes hasn't. We deliver real value and quality. Our homes cost a little more, but the educated consumer appreciates the intrinsic worth and great resale value of a JMBI house. Simply put, we build them right. We use materials and craftsmanship that stand the test of time, and we work hard for our client before, during, and after the sale. Clients, lenders, and employees all recognize James McNaughton Builders, Inc. as a company that operates at the highest level of integrity. I'm proud of our impeccable reputation."





FROM THE BACK:
HANK RENDER, CHAIRMAN
ROBERT RENDER, PRESIDENT
DAVID KAPLAN, VICE PRESIDENT
MAINE PLASTICS, INC.

"Our job is to help make recycling possible. We do that by processing 50 million pounds of plastic scrap each year into materials our domestic and overseas buyers manufacture into new products.

The accepted wisdom of what recycled content can be used for has changed dramatically since we opened our doors. The result has been a greater demand in general and higher expectations in terms of quality. We plan to expand our operations out of town to satisfy customer needs by reducing freight costs and increasing our production capacity. Maine Plastics now handles more than five times the volume we did 10 years ago, and the credit goes to the outstanding people who work here. Many, many employees have been with us since the beginning. That says we're doing something right in terms of how we treat people. Companies take on the personalities of their leaders. We laugh a lot around here. We're very serious about our business, but we have fun along the way."

ColeTaylorBank Financial Highlights
(Unaudited)

(in thousands)	For the year ended December 31, 2002
Income statement data:	
Total interest income	$ 146,015
Total interest expense	42,867
Net interest income	103,148
Provision for loan losses	9,900
Net interest income after provision for loan losses	93,248
Total noninterest income	22,138
Total noninterest expense	75,639
Income before income taxes	39,747
Income taxes	14,360
Net income	$ 25,387

(in thousands)	December 31, 2002
Balance sheet data:	
Cash and cash equivalents	$ 92,909
Investment securities	512,564
Loans, net of allowance for loan losses of $34,073	1,845,401
Premises, leasehold improvements and equipment, net	19,090
Other assets	58,800
Total assets	$ 2,528,764
Total deposits	$1,969,929
Borrowings and other liabilities	338,389
Total stockholder's equity	220,446
Total liabilities and stockholder's equity	$2,528,764

The financial data above is derived from the unaudited financial statements of Cole Taylor Bank. You should not place undue reliance on this data. Cole Taylor Bank is a wholly-owned subsidiary of Taylor Capital Group, Inc. Accordingly, in conjunction with your review of the financial data above, we encourage you to read Management's Discussion and Analysis of Financial Condition and Results of Operations, Taylor Capital Group's audited consolidated financial statements as of and for the year ended December 31, 2002 and the related notes included in Taylor Capital Group's 2002 Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on March 21, 2003. A copy of Taylor Capital Group's 2002 Annual Report on Form 10-K can be obtained on the SEC's web site at http://www.sec.gov or by contacting F. Christopher Stoepel, Group Senior Vice President, Marketing at (847) 537-0020.

ColeTaylorBank Products and Services

Cash Management Services
Account Reconciliation
ACH Services
Automated Sweep
Controlled Disbursement
Cole Taylor Reporter: Information Reporting & Transaction Initiation
Corporate Cash Letter
Corporate Credit Cards
Credit Card Merchant Processing
Lockbox
Payroll
Tax Payment
Wire Transfers

Commercial Loans
Commercial Loans
Commercial Lines of Credit
Savings Secured Loans
Multi-family Real Estate Loans
Mixed Use Real Estate Loans
Business Home Equity Line of Credit
Investor 1-4 Family Real Estate Loans

Commercial Real Estate
Residential Subdivision Construction Financing
Mid-Rise, High-Rise Residential Construction Financing
Commercial Construction Financing
Term Mortgage Financing
Non-Credit Banking Services for Real Estate Developers & Property Managers

Deposit Products
Business Checking Accounts
Executive Checking Accounts
Personal Checking Accounts
Money Market Accounts (Business & Personal)
NOW Accounts
Savings Accounts
Certificates of Deposit
Jumbo Certificates of Deposit
IRA Accounts
ATM and Debit Cards

International Banking Services
Banker's Acceptance
Documentary Collection
Export Letter of Credit
Foreign Currency Wires & Drafts
Import Letter of Credit
Standby Letter of Credit
Forward Contract

Land Trust Services
Commercial Real Estate
Residential Real Estate
Investment Real Estate

Corporate Trust Services
Indenture Trustee
Bond Registrar & Paying Agent
Escrow Agent

Tax Deferred (1031) Exchange Services
Real Estate Exchanges
Business Equipment and Machinery Exchanges
Franchise Right Exchanges
Multi-Asset Exchange

Wealth Management Services
Investment Management Services
Personal Financial Planning
Private Banking Services
Risk Management Services
Retirement Plan Services

Consumer Loans
Home Equity Loans
Home Equity Lines
Bridge Loans
Auto Loans
Boat Loans
Motorcycle/Recreational Vehicle Loans
CD and Savings Secured Loans
Overdraft Protection
Unsecured Loans

Mortgage Loans
ARM Loans
Fixed Rate Loans

Additional Services
Safe deposit boxes
New Horizons Program for Mature Market Customers
Internet Banking
Phone Express

ColeTaylorBank Board of Directors

Jeffrey W. Taylor
Chairman

Bruce W. Taylor
President and
Chief Executive Officer

J. Christopher Alstrin
Chief Financial Officer and
Secretary

John Bubula
PMA of Illinois, Ltd.

Robert Corey
Senior Executive Vice President
Retired

Armand L. Dann
Dann Brothers, Inc.

James L. Downey, M.D.
North Suburban Pediatrics

Ronald Emanuel
ATI Carriage, Inc.

Gary A. Greenberg
Sage Enterprises

Elzie Higginbottom
East Lake Management &
Development Corp.

Richard Kaplan
Syndicated Equities Corp.

Edward McGowan
Edon Construction Co.

Edward Meyer
Meyer Steel Drum

Joseph Mario Moreno
Joseph Mario Moreno &
Assoc. Ltd.

Langdon D. Neal
Earl Neal & Associates

Ronald Spaeth
Evanston Northwestern
Healthcare

Irwin Steinberg
Steinberg Advisors, Ltd.


ColeTaylorBank